Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Dated August 20, 2014

Registration Statement No. 333-183750

Relating to

Preliminary Prospectus Supplement Dated August 20, 2014 and

Prospectus dated September 18, 2012

Miller Energy Resources, Inc.

PRICING TERM SHEET

10.5% Series D Fixed Rate/Floating Rate Cumulative
Redeemable Preferred Stock

(Liquidation Preference $25.00 Per Share)

August 20, 2014

This issuer free writing prospectus is being filed pursuant to Rule 433 of the Securities Act of 1933, as amended, and relates to the preliminary prospectus supplement filed by Miller Energy Resources, Inc. (the “Company”) with the Securities and Exchange Commission on September 18, 2012 and the Company’s Registration Statement (File No. 333-183750). This issuer free writing prospectus sets forth the final pricing information related to the offering of the Company’s 10.5% Series D Fixed Rate/Floating Rate Cumulative Redeemable Preferred Stock, including the final size of the offering.

Issuer:	Miller Energy Resources, Inc.

Security:	10.5% Series D Fixed Rate/Floating Rate Cumulative Redeemable Preferred Stock (the “Series D Preferred Stock”)

Number of Shares Offered:	750,000

Joint Book-Running Managers:	MLV & Co. LLC Maxim Group LLC

Co-Managers:	Aegis Capital Corp. I-Bankers Securities, Inc. Ladenburg Thalmann & Co. Inc. National Securities Corporation Northland Capital Markets

Best Efforts:	The underwriters are selling the shares of Series D Preferred Stock on a “best efforts” basis and are not required to sell any specific number or dollar amount of securities, but will use their best efforts to sell the securities offered in the prospectus supplement.

Ticker/Exchange:	“MILLprD”/New York Stock Exchange (“NYSE”)

Public Offering Price:	$24.50

Underwriting Discount and Commissions:	$1,286,250

Net Proceeds to the Company, before expenses:	$17,088,750

Recent Development:	On August 20, 2014, the Company received a tax credit certificate from the State of Alaska (the “State”) entitling the Company to receive a payment of approximately $31.2 million from the State as a recovery of qualified expenditures on certain drilling and exploration costs incurred by the Company in connection with its Alaska energy projects.

Liquidation Preference:	$25.00 per share

Dividend Rate:

Cumulative cash dividends at an annual rate (the “Regular Dividend Rate”) of (i) 10.5% during the Fixed Rate Period (defined below), based on the $25.00 per share liquidation preference per annum (equivalent to $2.625 per annum per share during that period) and (ii) during the Floating Rate Period (defined below), (a) Three-Month LIBOR (defined below) as calculated on each applicable date of determination and (b) 9.073%, based on the $25.00 per share liquidation preference per annum.

The “Fixed Rate Period” means the period from and including the date of original issuance of the Series D Preferred Stock to, but not including, December 1, 2018.

The “Floating Rate Period” means the period from and including December 1, 2018 and thereafter.

The term “Three-Month LIBOR” means the rate (expressed as a percentage per year) for deposits in U.S. dollars for a three-month period as appears on Bloomberg, L.P. page US0003M, as set by the British Bankers Association at 11:00 a.m. (London time) on such date of determination.

For purposes of the Floating Rate Period, the Three-Month LIBOR shall be determined monthly on each dividend payment date, which determination will apply to each day during the dividend period.

Penalty Dividend Rate:	The Regular Dividend Rate then applicable plus 2.0% per annum (equivalent to $3.125 per share per annum during the Fixed Rate Period).

Dividend Payment Dates:	1st of December, March, June and September.

Trade Date:	August 20, 2014

Expected Settlement Date:	August 25, 2014 (T+3)

Optional Redemption:	No mandatory redemption. The Series D Preferred Stock is not redeemable until September 30, 2018, except as described below under “—Special Optional Redemption.” On and after September 30, 2018 we may, at our option, redeem the Series D Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price equal to $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the date fixed for redemption.

Special Optional Redemption:	Optional redemption by the Company upon a change in control, in whole or in part, for $25 per share, plus accrued but unpaid dividends (this right, together with the right to redeem under the “Optional Redemption” above, is the “Redemption Right”). The circumstances that will constitute a “change of control” will be as set forth in the documents governing the Series D Preferred Securities.

Conversion Rights:	Upon the occurrence of a change of control, in the event the Company does not exercise the Redemption Right, the Series D Preferred Security holders will have the right to convert some or all of the shares of Series D Preferred Securities held by such holder into a number of common shares at a predetermined ratio.

CUSIP/ISIN:	600527303-US6005273031

As used in this free writing prospectus, references to the “Company,” “issuer,” “us,” “our” and “we” mean Miller Energy Resources, Inc., together with its subsidiaries, unless otherwise expressly stated or the context otherwise requires.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request it by calling by contacting MLV & Co. LLC, Attn: Randy Billhardt, Email: rbillhardt@mlvco.com, Telephone: 1-888-344-2272.